Exhibit (c)(10)

EXPERT ADVISORS TO THE LNG AND NATURAL GAS INDUSTRIES www.poten.com

© POTEN & PARTNERS 2009 CONFIDENTIAL 9 9 9

© POTEN & PARTNERS 2009 CONFIDENTIAL

Executive Summary

- Although HMLP's FSRUs capable of trading as LNGCs do not meet latest LNGC specifications, they can generally compete with vessels of similar age, size and propulsion.
  - Höegh Gallant and Höegh Grace have slightly reduced loading and discharging rates compared with similar sized vessels.
- PGN FSRU Lampung is not suitable for trading as an LNGC
  - Poor speed (11 knots), loading and discharge times (5,000m3 loading rate, 38 hours bulk discharge time)
- PGN FSRU Lampung modifications need to be carefully assessed on a cost, benefit & timing basis
  - Send-out capacity could be increased, addition of heater to change open loop to hybrid or closed loop heating for regasification, etc. could all be installed but time required will be significant (~2 years) for ordering and installation of long lead regas equipment
  - Budgeted $35 million for upgrade of send out rate and "at least 2 months" for this work appears insufficient, particularly if higher capacity pumps and larger piping is required for regasification using seawater heating.
  - Potentially greater benefit in FSRU employment with existing equipment (after docking) for higher potential charter return if existing charter is terminated.
  - Main modification required could be installation of a high-pressure manifold along the ship's side, forward of the main manifold. Current HP manifold is arranged for gas send-out over the bow.

POTEN & PARTNERS
Page 4
6 MAY 2022

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • Höegh Grace could be released from charter end 2026 – market still expected to be strong at this time as no newbuild FSRUs are predicted by that time and maybe limited number of conversions • Höegh Gallant on charter to end 2031 Š • On charter to Total until end 2029 (Neptune) and mid 2030 (Cape Ann) Š • Significantly reduced permitting, reduced operational risk if not in congested ports, suitable for water depths >35m and can operate in reasonably exposed locations Š • First opportunity could be 2027 with Höegh Grace if charter is terminated, unless PGN FSRU Lampung charter is cancelled as a result of arbitration. • Conversion of a suitable second-hand vessel would take ~2 years (with some opportunity to trade as LNGC during preliminary engineering and equipment ordering period) but LNGC charter rates set to remain relatively high

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • Cost allocation method may not reflect the actual outlay that could be expected, unless reflected elsewhere in CAPEX allocations • Financial Model suggests dry dock/survey costs of $4m every 5 years ($0.8m/yr) – trading vessels (LNGCs) over 15 years of age will dry dock every 2.5 years and increased frequency/cost of inspection for FSRUs. Noted that for Cape Ann and Neptune, dry docking costs are a pass-through to charterer and therefore not a HMLP capital cost • Docking cost allocation usually includes mid life refurbishment work to replace obsolete equipment or equipment no longer supported by the manufacturer, general upgrades and to address changes in legislation, etc. Cape Ann and Neptune will require extensive docking at end of charter at 20 years (4th special survey) if charterer’s option periods not taken up • Dry docking interval is stated as being 5 years, however, an increased frequency of docking/inspection is required for vessels over 15 years of age and appear not properly reflected in the Financial Model • No allowance has been included for the possible dry docking of Hoegh Grace in early 2027 if SPEC do not extend the charter period beyond the initial 10 year term. Class/Flag unlikely to accept a further extended term as FSRU in another location without dry docking and “resetting” extended survey cycle.

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL • Provide a high-level description of the FSRU market through 2035. This assessment will consider, to the extent feasible, the impact on the FSRU market of the Russian/Ukraine conflict and the requirement to reduce European dependency on Russian pipeline gas. The description will include our base, high and low forecast of the number of FSRUs that are likely to be employed worldwide and the type of projects in which they are likely to be employed. • Identify the segments of the FSRU market in which Höegh MLP is likely to compete and make a high-level assessment of the competitors that Höegh MLP is likely to face in seeking to secure new projects. We will provide base, high and low forecasts through 2035 of the number of additional FSRU projects that Höegh MLP could secure. • Provide base, high and low forecasts of annual FSRU charter rates for new vessels through 2035 based on our LNG supply and demand forecasts, scenarios for FSRU, FSU and LNG carrier requirements and drivers. • Provide base, high and low annual forecasts of long-term rechartering rates to 2035 for Höegh MLP’s current fleet for service as FSRUs and will provide a perspective on range of length of time expected to recharter an FSRU. We will analyze and explain the difference for divergence between these rechartering rate forecasts and the forecasted charter rates for new FSRUs per item 3 above. • Poten will comment on the technical feasibility of using the FSRUs in Höegh MLP’s current fleet as LNG carriers. Poten will provide base, high and low forecasted annual charter rates to 2035, taking into account the technical specifications of Höegh MLP’s assets, if they are so used as LNG carriers. • Poten will review and comment on the relevant assumptions in financial forecasts provided by management of Höegh MLP. • Poten will share views on how LNG carrier conversions to FSRUs will impact the supply / demand balance and resultant charter rates through 2035. • To the extent it is not covered in the preceding categories, Poten will provide estimated recharter rate, contract period and idle time for the FSRU Lampung in the event PGN were to terminate the contract today.

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • Lampung FSRU • Cape Ann • Neptune • Höegh Grace • Höegh Gallant Š • Neptune is suitably equipped and able to be used as an FSRU Š • Each vessel is also addressed in separate sections of the report

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • These include FSRU rates and employment prospects after the termination of current contracts. Š Š • Neither of these documents appears to include any impact of EEXI/CII requirements post 1/1/2023 Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š • However, X-DF and ME-GI are not propulsion systems used for FSRUs • DFDE/TFDE remain the propulsion system of choice for FSRUs due to their flexibility in meeting varying power demands associated with FSRU operations including varying send-out rates. Š • A significant proportion of the existing LNGC fleet has similar boil off rates of 0.12% – 0.15% Š Š Š • The FSRU and LNGC markets are segmented with different rates applying based on size, propulsion and spec.

Only half of the FSRUs are 160,000m³ – 180,000m³ capacity – the current standard LNG vessel size

- The 46 operational FSRUs range from 26,000m³ – 263,000m³ in capacity
- 25 FSRUs (54%) are 160,000m³ – 180,000m³ in capacity, correlating with the current standard LNG carrier size
- 20 FSRUs are <160,000m³ capacity
- The FSRU fleet mostly comprises purpose-built newbuilds (37 FSRUs, 80%), plus nine conversions
  - All but three of the newbuilds are aged 15 years or less. Most vessels aged 15+ are conversions.
  - Around half of the newbuilds are 5 years old or less.
- There are currently no newbuild FSRUs on order
  - However, one vessel - *LNG Vesta* - is currently mooted for FSRU conversion by KARMOL.
  - Built 1994, 127,547m³ capacity.is a similar vessel to other KARMOL conversions.

Around half of the FSRUs are 160,000m³ – 180,000m³



30
25
20
15
10
5
0
# of vessels
<125k
125k - <138k
138k - <160k
160k - 180k
>180k
Conversions
Newbuilds

Most of the FSRUs are aged 15 years and under



20
18
16
14
12
10
8
6
4
2
0
# of vessels
0-5 yrs
6-10 yrs
11-15 yrs
16-20 yrs
21+ yrs
Conversions
Newbuilds

POTEN & PARTNERS
Page 17
6 MAY 2022

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • Cape Ann/Neptune lightweight at 31,676mt • Höegh Grace/Gallant lightweight at about 34,755mt • Lampung lightweight at about 33,957mt Š • Recent LNGC scrapping sales have been in the order of $20.0m • Uplift for exotic metals could increase current scrap values, but not included • Regasification equipment could have intrinsic value for future LNGC conversions and could reduce lead time for certain cryogenic equipment

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • Efficiency of LNGCs is based on data that combines all LNGC propulsion systems into one “bucket” – ST to X-DF Š • Steam turbine vessels make up 36% of the existing LNGC fleet • D/TFDE vessels account for 30% of the LNGC fleet • HMLP does not operate any steam turbine vessels Š • Speeds will be reduced (12 knots loaded, slower ballast speed?) or speed matched to boil off • Some vessels may become uneconomic to operate • Charterers likely to avoid STs based on lower CII ratings Š • Winter spot charter rates and term charter rates may be significantly higher, summer charter rates higher if STs are idled and available capacity cut • New builds unable to meet demand in short term

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š Š LampungL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š Š • Memoranda are notes pertaining to the vessel and can be removed when any conditions are complied with, or the memorandum is not longer valid. Š • Conditions of Class normally relate to damage or other matters that needs to be repaired or addressed within a stated period of time

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š Š ARTNERS 2 2 2 2 2009 TI I I IAL AL AL AL AL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š Š Š Š • These limitations mean that the inner hull is under strength for typical dynamic operations. Although compliant with class requirements, it gives a lighter steel weight.

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • Engine is for propulsion to site only Š • A conventional FSRU capable of trading as an LNGC will have a manifold configuration of L-L-V-L-L to enable multiple loading arms to be connected. Š • A conventional FSRU capable of trading as an LNGC will normally have a loading rate in excess of 10,000m3/hr, and accept LNG in a STS operation at a transfer rate of 6,000 -8,000m3/hr dependent on vapor management Š • Normal laytime allowed for LNG loading or discharge is 36 hours. • A conventional FSRU capable of trading as an LNGC will typically have 2 cargo pumps per tank with capacities each in excess of 1,500m3/hr

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š • Limits options for future use and locations Š • Send out typically >500mmscf/d required in most locations, but may not always be fully utilized Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š • Höegh have provided an updated estimate for carrying out upgrade work which includes increasing send-out capacity with the addition of 3 regasification trains of 125 mmscf/d. This estimate is around $80 million (up from $35 million) and includes additional power generation, increased open loop water seawater system capacity, etc. • The time required in a repair yard for the regasification system upgrade would be 3-4 months. Š • Additional manifold arrangements and increase in load/discharge rates would also be required to trade. • Höegh have provided an estimate of the cost of re-engining Lampung for trading purposes which would also include upgrade of manifolds and cargo pumps for higher loading/discharging rates, new power system for 18 knots service speed, new propellor, etc. • Including regasification system upgrades, repowering the vessel would incur a cost in the range $140- 170 million and require 5-6 months in a repair yard for the upgrade work. Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š • Seawater temperatures over about 15°C (60°F) are generally suitable for open loop regasification • Some local coastal cold water currents may slightly modify this broad categorization • Some regulatory jurisdictions (including some parts of Australia) would have concerns over the “plume” of discharged cold water. Š • Its low regasified LNG send-out rate is not ideal but would offer a near immediate stop-gap solution until a larger send-out capacity FSRU is available • Main modification required during any drydocking would be installation of an HP manifold forward of the main manifold Š • Modifications would most likely not be required – similar level of usage as today • Mooring configuration has to be considered – water depth about 45m

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • Some local cold coastal currents may slightly modify this broad categorization

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š • Memoranda are notes pertaining to the vessel and can be removed when any conditions are complied with, or the memorandum is not longer valid. Š • Conditions of Class normally relate to damage or other matters that needs to be repaired or addressed within a stated period of time

© POTEN & PARTNERS 2009 CONFIDENTIAL Š .. Š Š Š A A A A ART R RT RT RTNE N N N N TI I I I IAL AL AL AL AL ER 2 200 0 0 00 0 9 9 9 9 9 S S RS S

© POTEN & PARTNERS 2009 CONFIDENTIAL Š

© POTEN & PARTNERS 2009 CONFIDENTIAL x x x x x x

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š • This is lower than is typically the case for LNGCs (10, 12 or even 14,000m3/hr) Š • Typically, bulk discharge time is closer to 12 hours Š • An LNGC built at a similar time to Hoegh Grace will typically have main cargo pumps with a rated capacity in excess of 1,500m3/hr (more typically around 1,750m3/hr each) Š • In future, as carbon dioxide emissions reporting becomes significant, the service speed is unlikely to be an important consideration. Š A A A A ART RT RT RT RTNE NE NE NE NERS RS RS R RS 2 2 2 2 200 0 0 09 TI I I IAL AL AL AL AL

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š Š • However, the vessel is known to have experienced a technical problem with a cargo pump at the Futtsu LNG terminal in Japan in 1Q 2020 which resulted in a penalty of $11.016.75 from a 3.97 hour delay in discharge time.

© POTEN & PARTNERS 2009 CONFIDENTIAL x x x x x x

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š • This is lower than is typically the case for LNGCs (10, 12 or even 14,000m3/hr) Š • Typically, bulk discharge time is closer to 12 hours Š • An LNGC built at a similar time to Hoegh Grace will typically have main cargo pumps with a rated capacity in excess of 1,500m3/hr (more typically around 1,750m3/hr each) Š • In future, as carbon dioxide emissions reporting becomes significant, the service speed is unlikely to be an important consideration.

© POTEN & PARTNERS 2009 CONFIDENTIAL

Cape Ann & Neptune are SRVs

- Cape Ann and Neptune are designated as shuttle regasification vessels (SRVs) which can provide both transportation of LNG and regasification
  - Operated in this mode, the vessels require dry docking on a regular basis
- Designed with special features to allow them to connect to a sub-sea submerged turret mooring (STL) buoy located in deep water.
- The STL is connected to a high-pressure gas send out pipeline connection in the bottom of the ship and acts as both the mooring arrangement and pathway for discharge of regasified LNG to shore facilities.
- The STL allows the vessel to weathervane (rotate) around the buoy such that the SRV is always best orientated into the weather, balancing environmental forces acting on the vessel
- Cape Ann and Neptune are the only two LNG vessels fitted with an STL connection that are not operated by Excelerate.
  - The STL connection arrangement offers a significantly cheaper mooring solution in exposed locations or water depths of greater than about 35m
  - The vessels have dynamic positioning capability for use with picking up an STL connection in open water.
- STLs offer a relatively quick solution for LNG importation – reduced permitting requirements

POTEN & PARTNERS Page 45 6 MAY 2022

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š • Not clear if charterers bear costs of equipment replacement due to obsolescence or that is an owner’s cost. Š Š Š • May be of increasing “value” in the market as older and smaller steam turbine vessels are phased out due to EEXI/CII restrictions.

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL x x x x x

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š 1 Ballast engine room tank port 2 Ballast engine room tank starboard 3 Aft peak tank 4 Double bottom/side tank 1P, 1S, 2P, 2S, 3P

© POTEN & PARTNERS 2009 CONFIDENTIAL Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š Š Š Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š ° • Vessel is only able to operate in closed loop heating system – suitable for cold water locations but consumes more fuel for cargo heating Š • When operating in N+1 configuration, send-out rate is 500mmscf/d Š Š Š ART RTNE E ERS 2 2 2 2 200 0 00 09 9 9 TI IAL AL AL AL AL

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • The vessel has loaded at Idku in Egypt and discharged at Revithoussa in Greece. Currently at anchor outside port limits Malta after loading at Idku Š Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL x Midships draft not to exceed 12.4m x Minimum forward draft of 8.64m without limitation on ballast tank filling x If forward draft is <8.64m, vessel to take precautions to avoid slamming x Cargo tank filling limits not to be between 2.75m to 70% tank height in open water (Poten note - to minimize risk of sloshing damage to tanks) x Maximum allowable relief valve setting is 0.25 Bar x If cargo tanks 2-4 are empty, ballast level in ballast tanks must be to at least the level of the inner bottom x

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š ° • Vessel is only able to operate in closed loop heating system – suitable for cold water locations but consumes more fuel for cargo heating Š • When operating in N+1 configuration, send-out rate is 500mmscf/d Š Š • Class Records for Neptune do not record the vessel as having the higher 0.41 bar (41kPa) maximum allowable relief valve setting (MARVS) identified for Cape Ann in FSRU service. Š A A ART RT RT RT RTNE NE NE NE NERS RS RS RS R 2 2 2 2 200 00 00 00 009 9 9 9 9 TI IAL AL AL AL AL

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • 3 months engineering and design work necessary to identify requirements • Cryogenic equipment lead times could be 15-18 months - Based on number of LNGCs under construction, overhang of shipyard orders and reduction in nickel availability from Russia • Conversion time of 3 months – extent of conversion and work required will depend on specification, LNG heating requirements and any other work such as replacement of obsolete/soon to be obsolete equipment (e.g. IAS, F&GD) • Mobilization to site Š • Upgrades will add more to the conversion cost • Steam turbine conversion costs will be about $80 million based on requirement for additional generating capacity and power management system installation Š Š • Loading LNG on mobilization voyage for commissioning terminal can advance charter income • Also eliminates gas up/cool down time/cost and STS transfer on arrival at site before commissioning Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • The older the vessel, the higher the conversion costs, but cheaper the purchase price • With an older ST vessel, there is limited LNG capacity against current parcel sizes and major “surgery” required to convert and upgrade • Significant upgrades required in auxiliary systems – sewage systems, air conditioning, incineration, utilities, etc. as well as installation of regasification system. Š Š Š • Single FSRU operators tied to local projects are unlikely to be competitors in the international market Š • Cost of conversion or uplift on cost of newbuild over LNGC price still remains a barrier unless an owner is converting/building for a specific project for which already pre-selected.

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • Whether this time scale is still applicable to these projects if LNG prices increase significantly on supply shortages remains to be seen • LNG pricing and future FSRU charter rates will make a number of these projects marginal at best Š • Further accentuated by the cut in pipeline gas supplies to Bulgaria and Poland Š Š

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š Š • Only suitable for warm seawater conditions and has low send-out rate • Would require significant increase in regas capacity, LNG receiving rate, additional HP manifold for alongside mooring and full dry docking • Yard time minimum 3-4 months and about $80 million to upgrade send-out capacity • Positioning voyage to Europe (basis Malta, mid Mediterranean) would take 27 days at 10 knots (via Suez). ö ö

Impact of European FSRU demand on future rates

- Europe has an immediate requirement for at least 10 FSRUs, possibly more
  - Germany 4, Italy 2, France 1, Poland 1, Finland 1 and Latvia 1
  - Finland is discussing “”sharing” an FSRU with Estonia through the Baltic Connector pipeline
  - Turkey and Greece may also need additional FSRUs
  - UK may need to reinstate the Teesport FSRU facility
- 46 operational FSRUs (including regas barge) of which 6 appear to be trading as LNGCs at the moment
  - 4 FSRUs known to have been taken, plus a regas barge
    - Golar Tundra purchased for use in Italy
    - Other FSRU charters being worked - Some charters apparently have potential break options at 5 years (with a penalty)
- Removal of available FSRUs will rebase market – favorable market for conversions
  - Newbuilds would take too long to come to market, unless Owner can convince shipyard to change existing LNGC order to an FSRU
- Possible that FSRUs could be released back into the market in 2027/2028 if Russia/Ukraine situation stabilizes
- Charterers with FSRUs nearing the end of their firm charter period may see the European situation as a catalyst to take up option periods if FSRU market is tight
  - Replacement vessels/cheaper charter rates may not be an option

POTEN & PARTNERS Page 68 6 MAY 2022

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š • Permitting • Environmental restrictions • Equipment availability • EPC/Construction supervision (multiple construction projects in parallel) • Funding – shareholder criticism of financial institutions’ lending for oil and gas projects Š • Existing FSRU charterers may want to negotiate extension of existing FSRU charters if no alternative vessels exist in the market

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • Work to be undertakan will also increase with vessel age Š Š Š Š • If the dry dockings of these vessels is protracted, or there is any significant increase in dry dock scope or costs, Hoegh will be exposed to increased loss of hire and these increased costs. Š

© POTEN & PARTNERS 2009 CONFIDENTIAL

Financial Model assumptions appear aggressive

- We note that in the financial model, dry dock periods look to be aggressive with costs at the low end of expectations.
- Drydocking (DD) costs have been included in the 20220331 HMLP Financial Model – 31032022.
    - DD costs appear to be $4m over a 5 year period for each vessel.
    - While the DD cost allocation in the model is simple and neat it does not reflect the actual outlay that could be expected.
    - If these costs are not reflected in CAPEX allocations elsewhere then the model will be light on allocation for ongoing costs.
- Financial model suggest that $4m cost every 5 years ($0.8m/year)
    - Cape Ann and Neptune will be 15 years in 2024 – 2025. The other vessels will be 15 years old on or around 2030. For LNGCs after 15years of age vessel docking cycle is every 2.5 years as opposed to 5 years, for FSRUs this results in an increased inspection frequency/cost.
- Peer projects dry docking allocation would appear to be $1.5m – $2.0m per year
    - Includes allocation for regular mid-life refits in the order of $10m every 15years, $2.0m every 2.5years.
    - Mid life refit/refurbishment will include replacement of obsolete equipment/equipment no longer supported by manufacturers and general upgrades required to improve efficiency of operations, changes in legislation, etc..

POTEN & PARTNERS
Page 73
6 MAY 2022

© POTEN & PARTNERS 2009 CONFIDENTIAL Š • For each FSRU there appears to be an initial value which is depreciated by age? Š Š • Are they “charter adjusted” or “charter free”? • If charter free, all the values appear low at the moment

© POTEN & PARTNERS 2009 CONFIDENTIAL Š Š • $4m is indicated in 1Q 2026, first charter period ends 31/12/2026 • $4m allowance may be sufficient for continued in water surveys but not appropriate for dry dock after 10 years on station as an FSRU • Unlikely that Class/Flag will accept a follow-on FSRU charter after 10 years without docking Š • Docking costs for Neptune and Cape Ann are pass through costs to the charterer. There will invariably be some element of Owners costs in drydockings but amount should be insignificant • Neptune’s 20-year docking cost appears unrealistic – mid life refurbishment (MLR) and replacement of obsolete/unsupported equipment expected at this time likely to increase the cost of dry dock. 20-year docking costs likely to be minimum $10m • Cape Ann likely to require MLR in 2030 at end of Total charter, with similar costs as Neptune

POTEN & PARTNERS

Brokers and advisors specializing in the energy and ocean transportation industries.



LNG AND NATURAL GAS ADVISORS CONTACTS

GLOBAL MANAGER
Stephen Thompson
sthompson@poten.com
+1 713 263 3386

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Graeme Wildgoose
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Doug Brown
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Ilmars Kerbers
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